SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 6
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-8 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section on pages 9-12 hereof;

-	Exhibit (d) is hereby amended by adding the text under “Recent Developments—The Federal Republic of Germany—Impact of the Crisis in the Global Financial Markets” on page 13 hereof to the “Recent Developments—The Federal Republic of Germany—Impact of the Crisis in the Global Financial Markets” section; and

-	Exhibit (d) is hereby amended by adding the text under “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 14 hereof to the section to the “Recent Developments—The Federal Republic of Germany” section.
This report is intended to be incorporated by reference into KfW’s prospectus dated December 23, 2008 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On January 29, 2009, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3111 (EUR 0.7627 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period indicated, as reported by the Federal Reserve Bank of New York.

	Period end	Average	High	Low
Year ended December 31, 2008	1.3919	1.470	1.6010	1.2446

	Period end	Average	High	Low
Quarter ended December 31, 2008	1.3919	1.3098	1.4358	1.2446

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for November and December 2008, as reported by the Federal Reserve Bank of New York.

2008	High	Low
November	1.3039	1.2525
December	1.4358	1.2634
     Effective January 1, 2009, the Federal Reserve Bank discontinued the publication of noon buying rates.
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Preliminary Results for the Year Ended December 31, 2008
     The following information is primarily derived from KfW’s press release and related press conference of January 29, 2009 announcing certain preliminary results for the full year ended December 31, 2008. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and are subject to adjustment. KfW expects to release its consolidated and unconsolidated audited financial statements for 2008 in March 2009.
     At December 31, 2008, KfW’s consolidated total assets amounted to EUR 394.8 billion, an increase of 11.5%, or EUR 40.8 billion, compared to EUR 354.0 billion at December 31, 2007. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 8.8%, or EUR 36.9 billion, to EUR 453.9 billion at December 31, 2008.
     KfW expects its group operating result before valuation for 2008 to be higher than for 2007. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. KfW expects to post a significant consolidated loss for 2008 primarily resulting from the previously disclosed charges in connection with (1) rescue measures undertaken by KfW in respect of IKB and the subsequent sale of KfW’s interest in IKB in 2008 and (2) the ongoing crisis in the global financial markets.
Promotional Business Volume
     The following tables set forth a breakdown by business areas and by products of KfW Bankengruppe’s promotional business volume, which consists of commitments for loans, grants and guarantees as well as securitizations, for 2008 as compared to 2007.

Promotional Business Volume by Business Area

	Year ended December 31,
	2008 (1)	2007
	(EUR in millions)
Investment finance
KfW Mittelstandsbank
Loan commitments (2)(3)	12,718.6	14,063.0
Securitization commitments (4)	1,577.8	10,022.3
Advisory services (grants) (5)	31.1	—

Total KfW Mittelstandsbank	14,327.6	24,085.3
KfW Förderbank
Loan commitments (3)	33,812.7	32,229.7
Securitization commitments (6)	—	8,933.4
Advisory services (grants) (5)	6.2	—

Total KfW Förderbank	33,818.9	41,163.1

Total investment finance	48,146.4	65,248.3

Export and project finance (KfW IPEX-Bank)	17,552.0	16,068.2

Promotion of developing and transition countries
KfW Entwicklungsbank	3,681.2	3,001.7
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,224.7	1,206.3

Total promotion of developing and transition countries	4,905.9	4,208.0

Total promotional business volume (7)	70,604.3	85,524.5

(1)	Preliminary and unaudited.

(2)	Includes guarantees and commitments for the ABS SME Portfolio. Guarantees amounted to EUR 21.5 million in 2008 and EUR 16.0 million in 2007. Commitments for the ABS SME Portfolio amounted to EUR 360.0 million in 2008 and EUR 444.8 million in 2007.

(3)	Commitments for 2007 have been adjusted according to a new reporting methodology which was introduced in 2008 with respect to global loans and global funding facilities. Starting in 2008, only amounts drawn down under global loans and global funding facilities as of the reporting date are presented as commitments. Previously, the total contract volume of global loans and global funding facilities as of the reporting date was presented as commitments regardless of the actual amount disbursed in the relevant financial period. As a result, the loan commitments for 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.

(4)	Consists of commitments made by KfW in transactions under the PROMISE program and its variations. The 2008 amount excludes first loss pieces retained by the originating banks, while the 2007 amount includes commitments made by KfW in the amount of EUR 10,019.9 million as well as first loss pieces retained by the originating banks in an amount of EUR 2.4 million.

(5)	Advisory services (grants) are shown since January 1, 2008. Comparative prior figures are not presented.

(6)	Consists of commitments made by KfW in transactions under the PROVIDE program and its variations. The 2007 amount presented includes commitments made by KfW in the amount of EUR 8,871.3 million as well as first loss pieces retained by the originating banks in an amount of EUR 62.1 million.

(7)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities, commitments represent the actual volume of funds disbursed in the relevant year.

Promotional Business Volume by Product

	Year ended December 31,
	2008 (1)	2007
	(EUR in millions)
Financing commitments	68,989.2	66,568.8
of which loans (2)	65,599.5	63,628.9
of which guarantees	1,953.0	1,499.2
of which grants	1,076.8	996.0
of which ABS SME Portfolio	360.0	444.8
Securitization commitments	1,577.8	18,955.7
Advisory services (grants)	37.3	—

Total promotional business volume	70,604.3	85,524.5

(1)	Preliminary and unaudited.

(2)	Commitments for 2007 have been adjusted according to a new reporting methodology with respect to global loans and global funding facilities which was introduced in 2008 and is described in footnote (3) to the previous table. As a result, the loan commitments for 2007 set forth in the table above differ from the amounts which KfW disclosed previously for the same period.
     In 2008, KfW’s total promotional business volume declined to EUR 70.6 billion from EUR 85.5 billion in 2007. This decline was attributable to a substantial decrease in securitization commitments due to ongoing weak market conditions for securitizations, which was only partially offset by an increase in financing commitments.
     In its investment finance business area, KfW’s total commitments decreased by EUR 17.1 billion from EUR 65.2 billion in 2007 to EUR 48.1 billion in 2008. This decrease was due to the decrease of securitization commitments under both KfW Förderbank’s PROVIDE program and its variations and KfW Mittelstandsbank’s PROMISE program and its variations. By contrast, loan commitments in KfW’s investment finance business area remained relatively constant at EUR 46.5 billion in 2008 compared to EUR 46.3 billion in 2007.
     KfW Mittelstandsbank’s total commitments decreased from EUR 24.1 billion in 2007 to EUR 14.3 billion in 2008. This decrease was mainly due to higher commitments in securitization transactions launched in 2007 (EUR 10.0 billion) compared to 2008 (EUR 1.6 billion). Total loan commitments of KfW Mittelstandsbank in 2008 decreased to EUR 12.7 billion compared to EUR 14.1 billion in 2007.
     KfW Förderbank’s total commitments decreased from EUR 41.2 billion in 2007 to EUR 33.8 billion in 2008. This decrease reflected that no securitization transactions were launched under KfW Förderbank’s PROVIDE program and its variations in 2008 compared to commitments in securitization transactions of EUR 8.9 billion in 2007. In total, loan commitments under KfW Förderbank’s programs increased slightly to EUR 33.8 billion in 2008 from EUR 32.2 billion in 2007.
     Commitments of export and project finance, which are extended by KfW IPEX-Bank, amounted to EUR 17.6 billion in 2008 compared with EUR 16.1 billion in 2007. EUR 4.2 billion of total commitments in 2008 related to KfW IPEX-Bank’s domestic business, while EUR 13.3 billion related to commitments outside Germany.
     Commitments for the promotion of developing and transition countries, which KfW provides either under its KfW Entwicklungsbank brand or through its wholly owned subsidiary DEG, amounted to EUR 4.9 billion in 2008 compared to EUR 4.2 billion in 2007. This increase reflected an increase in KfW Entwicklungsbank’s commitments, which amounted to EUR 3.7 billion in 2008 compared to EUR 3.0 billion in 2007. DEG’s commitments remained constant at EUR 1.2 billion.

Sources of Funds
     KfW raised EUR 75.3 billion (including credit-linked certificates of indebtedness in the amount of EUR 0.3 billion) in the capital markets in 2008. Of this total amount, 45% was raised in euros, 34% in U.S. dollars and the remainder in 20 other currencies.
     On January 29, 2009, KfW announced that, as a result of its participation in the Federal Government’s second stimulus package for the German economy, it expects the volume of funding to be raised by it in the capital markets in 2009 to increase to approximately EUR 75 billion, up from the range of approximately EUR 65 billion to EUR 70 billion announced in early December 2008. For more information on the Federal Government’s second stimulus package and KfW’s involvement therein, see “—Global Financial Markets Crisis—Participation in Government Stimulus Packages” and “The Federal Republic of Germany—Impact of the Crisis in the Global Financial Markets—Stimulus Packages.”
Other Recent Developments
Board of Managing Directors
     At its meeting on January 22, 2009, KfW’s Board of Supervisory Directors appointed Dr. Axel Nawrath as a new member of the Board of Managing Directors of KfW. Dr. Nawrath will take office on April 1, 2009. Dr. Nawrath currently serves as State Secretary in the Federal Ministry of Finance.
Global Financial Markets Crisis
     Participation in Government Stimulus Packages. Under the Federal Republic’s first package of measures to promote investments, which was approved by the legislature in December 2008 (the “First Stimulus Package”), KfW Mittelstandsbank initiated a special loan program (KfW Sonderprogramm 2009) aimed at safeguarding enterprises, primarily small- and medium-sized enterprises with an annual turnover of up to EUR 500 million, against a lack of funding from financial institutions. The program includes the offer of a partial exemption from liability to the on-lending banks, similar in concept to the partial exemption from liability offered under the Unternehmerkredit program. In addition, KfW plans to increase commitments under KfW Förderbank’s housing investment, environmental investment and municipal infrastructure programs.
     In late January 2009, a legislative proposal relating to a second package of measures to stabilize the German economy (the “Second Stimulus Package”) was introduced. KfW is in ongoing discussions with the Federal Government regarding the details of the scope and structure of its involvement in the Second Stimulus Package, which will primarily take the form of additional loans being made available by KfW to larger enterprises. The flexibility of the offers under the special loan program initiated in connection with the First Stimulus Package will also be increased.
     In total, KfW expects to extend commitments of approximately EUR 50 billion over the next two years in connection with the two Stimulus Packages. Additional risks to KfW from commitments made under the First Stimulus Package are covered by a guarantee of the Federal Government. A similar guarantee of the Federal Government is envisaged to limit additional risk to KfW from commitments expected to be extended under the Second Stimulus Package. The measures under the Second Stimulus Package, in which KfW is expected to become involved, are pending approval by the European Commission under the rules on state aid under the EC Treaty.

     For more information on the Stimulus Packages, see “The Federal Republic of Germany — Impact of the Crisis in the Global Financial Markets — Stimulus Packages.”
KfW IPEX-Bank
     At its meeting on January 22, 2009, the Board of Supervisory Directors of KfW approved a proposed capital injection of EUR 1 billion for KfW IPEX-Bank, to be funded by KfW. The capital injection is part of KfW IPEX-Bank’s long-term strategy following its formation as a legally separate entity that is a wholly-owned subsidiary of KfW. As a newly founded bank, KfW IPEX-Bank is required to maintain the increased overall equity ratio of 12% prescribed by the German banking supervisory authority during its first three business years. The capital injection is not expected to change the freely available resources of KfW and, therefore, is not expected to impair KfW’s ability to engage in promotional activities.

THE FEDERAL REPUBLIC OF GERMANY
Overview of Key Economic Figures
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
3rd quarter 2007	0.6	2.4
4th quarter 2007	0.3	1.7
1st quarter 2008	1.4	2.7
2nd quarter 2008	-0.4	1.9
3rd quarter 2008	-0.5	0.8
     The negative trend of the German economy continued in the third quarter of 2008, as GDP declined by 0.5% compared to the second quarter of the year. In a quarter-on-quarter comparison, growth was based solely on domestic demand: seasonally and calendar-adjusted final consumption expenditure of households increased by 0.3%, while government final consumption expenditure rose by 0.8% compared to the second quarter of 2008. A slight increase of 0.1% was recorded for gross fixed capital formation, driven mainly by an upward trend in capital formation in construction. By contrast, capital formation in machinery and equipment, which had contributed to the economic growth of the past two years, decreased in the third quarter of 2008. Changes in inventories also contributed to economic growth, because enterprises increased their inventories considerably in the third quarter of 2008 compared to the second quarter of 2008. The positive impact of domestic demand in the third quarter was, however, more than offset by the strong negative trend of net exports. In the third quarter of 2008 exports decreased by 0.4% compared to the second quarter of 2008, while imports increased by 3.8%.
     Price-adjusted GDP increased by 1.3% in the third quarter of 2008 as compared to the third quarter of 2007. Adjusted for calendar effects, however, the year-on-year growth rate of price-adjusted GDP was only 0.8% due to an additional working day in the third quarter of 2008 compared to the third quarter of 2007.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2008, press release of November 25, 2008,
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/11/PE08__443__811,templateId=renderPrint.psml).
     German economic growth in 2008 as a whole was considerably weaker than in 2007 and 2006. According to provisional calculations of the Federal Statistical Office, real GDP in 2008 increased by 1.3% compared to 2007. When examining the calendar-adjusted figures (as the number of working days available in 2008 was 2.7 days higher than in 2007), the GDP growth rate amounted to 1.0%. In 2007 real GDP had increased by 2.5% (calendar-adjusted: 2.6%) and in 2006 it had increased by 3.0% (calendar-adjusted: 3.2%), in each case compared to the previous year.

     Economic growth in 2008 was based solely on domestic demand, with gross capital formation contributing most to GDP growth. Gross fixed capital formation in machinery and equipment rose by 5.3% (compared to 6.9% in 2007), and gross fixed capital formation in construction increased by 2.7%. Final consumption expenditure by general government rose by 2.2% in 2008 upon price adjustment, while final consumption expenditure of households remained stagnant. Net exports negatively affected economic growth in 2008, reducing growth by 0.3 percentage points . This reduction was due to the comparatively low increase in exports of 3.9% (compared to 7.5% in 2007), while imports increased by 5.2% on a price-adjusted basis and thus grew more strongly than in 2007 (5.0%).
Source: Statistisches Bundesamt, Only moderate growth of the German economy in 2008, press release of January 14, 2009,
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__016__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
December 2007	0.6	3.1
January 2008	-0.3	2.8
February 2008	0.5	2.8
March 2008	0.5	3.1
April 2008	-0.2	2.4
May 2008	0.6	3.0
June 2008	0.3	3.3
July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1
     On an annual average, the consumer price index for Germany rose by 2.6% in 2008 compared to 2007, representing the highest year-on-year increase since 1994. This increase was mainly due to high inflation rates in the first half of 2008. The rise in the annual inflation rate in 2008 was mainly due to price increases for both energy (9.6% compared to 2007) and food (6.4% compared to 2007). In addition, the VAT increase of January 2007 contributed to the inflation rate, since in some cases it was passed on to consumers after a time lag of several months. The introduction of tuition fees in some Länder in 2007 also had a continued effect on the year-on-year price increase in 2008.
     The moderate increase in the consumer price index in December 2008 compared to December 2007 represents a continuation of the slow-down in the rate of price increase since August 2008, with the inflation rate being below 2% for the second month in a row and reaching the lowest level in more than two years. The decline of the inflation rate was mainly due to price decreases for mineral oil products in the second half of 2008, which more than offset price increases for gas, for charges for central and remote heating as well as for electricity. Excluding mineral oil products, the inflation rate in December 2008 compared to December 2007 would have been 2.0%. The unusually low increase in the price index from November 2008 to December 2008 was due to seasonal price increases being largely offset by the decreases in mineral oil product prices.
Source: Statistisches Bundesamt, Consumer prices in 2008: +2.6% on 2007, press release of January 15, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__017__611,templateId=renderPrint.psml).

Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	7.9	7.7
February 2008	7.9	7.6
March 2008	7.8	7.5
April 2008	7.7	7.4
May 2008	7.1	7.4
June 2008	7.5	7.4
July 2008	7.3	7.3
August 2008	7.0	7.2
September 2008	6.5	7.2
October 2008	6.5	7.1
November 2008	6.8	7.1

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 500,000 in November 2008 compared to November 2007. The relative increase of 1.2% was the lowest rate since December 2006, which shows that the economic downturn is beginning to affect the labor market. The number of unemployed persons decreased by approximately 360,000, or 10.6%, in November 2008 compared to November 2007.
Sources: Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml); Statistisches Bundesamt, Employment growth slowing down, press release of January 7, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__003__132,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to November 2008	January to November 2007
Foreign trade	169.0	184.9
Services	-15.3	-16.9
Factor income (net)	35.1	36.7
Current transfers	-31.2	-31.6
Supplementary trade items	-9.7	-8.8
Current account	148.0	164.2
Source: Statistisches Bundesamt, German exports in November 2008: —11.8% on November 2007, press release of January 8, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__006__51,templateId=renderPrint.psml).
Fiscal Maastricht Criteria
     In October 2008, the Federal Statistical Office announced that net borrowing of general government, which is calculated for purposes of the Stability and Growth Pact, was being corrected for 2007. Accordingly, net borrowing at the level of the federal budget was increased retroactively from EUR 18.7 billion to EUR 26.0 billion for the year 2007. This adjustment was based on a decision by Eurostat requiring that the measures taken by KfW in 2007 in connection with the risk protection for IKB be recorded in the general government accounts. Offset against surpluses in the consolidated budgets of the other levels of government (Länder, municipalities and social security funds), the correction resulted in net borrowing of general government of EUR 4.0 billion. When measured in GDP at current prices, this adjustment corresponds to a general government deficit ratio of 0.2% in 2007 (up from an earlier estimate of 0.0%).
Fiscal Maastricht Criteria
(in percent of nominal GDP, figures according to German Stability Programme, December 2008 Update)

Reference Period	General government balance	General government gross debt
2007	-0.2	65.1	(1)
2008	0.0	65	(1)

(1)	Excluding the effects of the crisis in the global financial markets, the general government gross debt figures would have amounted to 65.1% for 2007 and 63% for 2008.
     Based on provisional calculations of the Federal Statistical Office, the general government deficit ratio is expected to amount to 0.1% in 2008. The target of reaching a numerically balanced position in 2008, which was projected in Germany’s December 2008 update of its Stability Programme, was narrowly missed mainly due to the accounting for certain support measures related to the crisis in the global financial markets under European Union accounting rules and a judgment by the German Federal Constitutional Court reversing the abolition of the commuter tax allowance (Pendlerpauschale). Excluding these one-time effects, general government would have recorded a surplus in 2008.
Sources: Statistisches Bundesamt, Maastricht deficit ratio for 2007 amounting to 0.2%, press release of October 28, 2008
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/10/PE08__394__813,templateId=renderPrint.psml);
Statistisches Bundesamt, Only moderate growth of the German economy in 2008, press release of January 14, 2009,
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/01/PE09__016__811,templateId=renderPrint.psml);
Federal Ministry of Finance, German Stability Programme, December 2008 Update
(http://www.bundesfinanzministerium.de/nn_4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/Deutsches__Stabilitaetsprogramm/007b__stabilitaetsprogramm__2008__englisch,templateId=raw,property=publicationFile.pdf).

Impact of the Crisis in the Global Financial Markets
Measures to Stabilize Financial Markets
     As of late January 2009, a number of support measures had been implemented under the Law on the Implementation of a Package of Measures to Stabilize the Financial Markets (Finanzmarktstabilisierungsgesetz) (the “Stabilization Law”), including recapitalization measures for Commerzbank AG (“Commerzbank”), according to which the Federal Government acquired a 25% plus one share stake in Commerzbank, and the extension of guarantees by the Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) in connection with four bond issuances by German financial institutions.
Sources: List of issues guaranteed by Soffin, published by the Financial Market Stabilization Fund
(http://www.soffin.de/leistungen_garantien.en.php?sub=3);
Bundesministerium der Finanzen,Stärkung der Commerzbank ist wichtig für Deutschland, publication of January 9, 2009
(http://www.bundesfinanzministerium.de/nn_53848/sid_CC6D41EC0E784EF629D76D612B6DBD29/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/013a__Commerzbank.html?__nnn=true).
Stimulus Packages
     The First Stimulus Package, which mainly consists of investment incentives and was proposed by the Federal Government in November 2008, was approved by the legislature in December 2008.
     In mid-January 2009, the Federal Government announced the Second Stimulus Package aimed at stabilizing and strengthening the German economy in an aggregate amount of EUR 50 billion in 2009 and 2010. Key measures include, among others, substantial public investments in education, infrastructure and climate protection, financial relief and incentives granted to private households, as well as the establishment of a credit and a guarantee program for larger enterprises. In addition, the Federal Government intends to take measures to ensure fiscal discipline by limiting the permissible structural general government deficit to 0.5% of nominal GDP under normal economic conditions. Legislative proposals relating to the Second Stimulus Package are currently pending and subsequent approval of these proposals by the legislature has yet to be obtained.
Sources: Bundesregierung, Milliarden für die Konjunktur, press release of December 5, 2008
(http://www.bundesregierung.de/nn_209372/Content/DE/Artikel/2008/12/2008-12-05-steuerliche-regelungen-investitionspaket.html);
Bundesministerium der Finanzen, Deutschland in Bewegung halten — Stellschrauben des Konjunkturpaktes 2, publication of January 14, 2009
(http://www.bundesfinanzministerium.de/DE/Buergerinnen__und__Buerger/Gesellschaft__und__Zukunft/themenschwerpunkt__konjunkturpakete/075__in__Bewegung__halten.html);
Bundesregierung, Stark für den nächsten Aufschwung, press release dated January 14, 2009
(http://www.bundesregierung.de/nn_209372/Content/DE/Artikel/2009/01/2009-01-13-zweites-konjunkturpaket.html);
Bundesregierung, Kabinett beschließt Pakt für Beschäftigung und Stabilität, press release of January 27, 2009
(http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2009/01/2009-01-27-zweites-konjunkturpaket-kabinett.html).

Economic Outlook
     The growth prospects of Germany’s economy have deteriorated significantly as a result of the global recession and the ongoing crisis in the global financial markets. While private consumption may have a stabilizing effect, it will be unable to offset the dampening impact of the global economy. Taking into account the Federal Government’s measures to stabilize the economy and foster growth, the Federal Government expects a decline of real GDP of 2 1/4 % in 2009. In addition, from an expected close-to-balance position in 2008, the Federal Government expects the general government deficit ratio for the year 2009 to deteriorate to almost 3% as a result of the economic slowdown and the measures adopted with a view to countering the economic slowdown and fostering stability on the financial markets. The Federal Government’s expectations are in line with the forecast of the European Commission for Germany issued in January 2009, which also projects a further increase of the general government deficit in 2010. In addition, the European Commission projects an increase of the general government debt-to-GDP ratio from 65% of GDP in 2007 to over 72% of GDP by 2010 as a result of new borrowings and major bank rescue measures.
Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009, publication of January 2009
(http://www.bmwi.de/BMWi/Navigation/Wirtschaft/Wirtschaftspolitik/wirtschaftsfakten,did=286632.html); European Commission, Interim Forecast January 2009, page 21
(http://ec.europa.eu/economy_finance/pdf/2009/interimforecastjanuary/interim_forecast_jan_2009_en.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President

Date: January 30, 2009